Exhibit 99.27

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF HUDBAY MINERALS INC.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON THURSDAY, MAY 29, 2008

This proxy is solicited on behalf of the management of HudBay Minerals Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) M. Norman Anderson, the Chairman of the Company, or in lieu of the foregoing, Allen J. Palmiere, the President and Chief Executive Officer of the Company, or in lieu of the foregoing,                                         , to attend and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Company (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Thursday, May 29, 2008 and at any adjournment thereof.

The undersigned specifies that all of the common shares of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1. VOTED FOR (    ) the election of all of the directors listed below WITHHELD FROM VOTING (    ) in respect of the election of all of the directors:

(    ) A shareholder may withhold authority to vote for any nominee by putting a line through or otherwise striking out the name of any nominee.

M. Norman Anderson	Lloyd Axworthy
John H. Bowles	Donald K. Charter
Ronald P. Gagel	R. Peter Gillin
Allen J. Palmiere

2. VOTED FOR (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

3. VOTED FOR (    ) AGAINST (    ) a resolution, with or without variation, approving amendments of the Company’s option plan in accordance with the terms of the resolution set forth in the accompanying management information circular;

4. VOTED FOR (    ) AGAINST (    ) a resolution, with or without variation, approving the adoption of a long-term equity plan in accordance with the terms of the resolution set forth in the accompanying management information circular; and

5. VOTED for such other business as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournment thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE COMPANY, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO M5H 4H1, NOT LATER THAN 10:00 A.M. (TORONTO TIME) ON TUESDAY, MAY 27, 2008.

I/We authorize you to act in accordance with my/our instructions as set out above.

Signature of Shareholder (and title if applicable)

Name of Shareholder (please print)

Number of common shares represented by this proxy

DATED this day of , 2008.

PLEASE SEE NOTES ON REVERSE

Notes:

1.	This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.	A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below by 10:00 a.m. (Toronto time) on Tuesday, May 27, 2008 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

3.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly. Where no specification is made for the matters referred to above, such shares will be VOTED FOR the resolutions identified.

4.	The board of directors of the Company has by resolution fixed the close of business on Tuesday, April 22, 2008 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose, or you may deliver the form of proxy to:

EQUITY TRANSFER & TRUST COMPANY 200 UNIVERSITY AVENUE, SUITE 400 TORONTO, ONTARIO M5H 4H1
ATTENTION: PROXY DEPARTMENT

Fax: (416) 361-0470
Internet: www.voteproxyonline.com